

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via E-mail</u>
Mr. Justin Renz
Senior Vice President and Chief Financial Officer
Zalicus, Inc.
245 First Street, Third Floor
Cambridge, MA 02142

Re: Zalicus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 4, 2011
File No. 000-51171

Dear Mr. Renz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant